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Exhibit 12.1


                                USX Corporation
           Computation of Ratio of Earnings to Combined Fixed Charges
                         and Preferred Stock Dividends
                      TOTAL ENTERPRISE BASIS -- Unaudited
                             Continuing Operations
                             (Dollars in Millions)

                                                       Year Ended December 31
                                                -------------------------------------
                                                 1998    1997    1996   1995    1994
                                                ------  ------  ------  -----  ------

Portion of rentals representing interest......  $  105  $   82  $   78  $  76  $   83
Capitalized interest..........................      46      31      11     13      58
Other interest and fixed charges..............     328     312     382    452     456
Pretax earnings which would be required to
 cover preferred stock dividend requirements
 of parent....................................      15      20      36     46      49
                                                ------  ------  ------  -----  ------
Combined fixed charges and preferred stock
 dividends (A)................................  $  494  $  445  $  507  $ 587  $  646
                                                ======  ======  ======  =====  ======
Earnings -- pretax income with
 applicable adjustments (B)...................  $1,662  $1,745  $1,837  $ 877  $1,300
                                                ======  ======  ======  =====  ======
Ratio of (B) to (A)...........................    3.36    3.92    3.62   1.49    2.01
                                                ======  ======  ======  =====  ======
-------------------